EXHIBIT 99.2

Federal Home Loan Bank of Topeka
Audit Committee Report
March 19, 2012

The Audit Committee of the board of directors of the Federal Home Loan Bank of Topeka (FHLBank) is currently comprised of eight directors, three independent directors and five member directors. The board of directors has determined that the Audit Committee members are independent, as defined by Federal Housing Finance Agency regulations and Nasdaq Independence Standards. The Audit Committee operates under a written charter adopted by the board of directors that is available on the FHLBank’s Web site at http://www.fhlbtopeka.com. The Audit Committee reviews its charter on an annual basis.

The Audit Committee has:
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reviewed and discussed with management and the independent registered public accounting firm, PricewaterhouseCoopers LLP (PwC), the audited financial statements, management’s report on internal control over financial reporting and PwC’s related opinions;

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discussed with PwC the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, Communications with Audit Committees, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T; and

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received the written disclosures and the letter from PwC required by applicable PCAOB rules regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with PwC their independence.

Based on the review and discussions referred to above, the Audit Committee recommends to the board of directors that the audited financial statements be included in the FHLBank’s Annual Report on Form 10-K for 2011 for filing with the Securities and Exchange Commission.

Michael M. Berryhill, Chairman
G. Bridger Cox
James R. Hamby
Thomas E. Henning
Andrew C. Hove, Jr.
Neil F.M. McKay
Mark W. Schifferdecker
Ronald K. Wente, ex officio